Mail Stop 6010   April 17, 2009

Bruce R. York
Secretary and CFO
MDRNA, Inc.
3830 Monte Villa Parkway
Bothell, Washington 98021

       Re: **MDRNA, Inc.**
                Preliminary Proxy Statement on Schedule 14A
                Filed April 8, 2009
                File No. 0-13789

Dear Mr. York:

      We have completed our review of your preliminary proxy statement on Schedule 14A, as revised, and have no further comments at this time.

                      Sincerely,

                      Jeffrey Riedler
                      Assistant Director